Exhibit I

                    New York State Electric & Gas Corporation
                             Energy East Corporation

                             Proposed Form of Notice


     New York State Electric & Gas Corporation ("NYSEG"), a wholly owned subsidiary of Energy East Corporation ("Energy East"), and Energy East , a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the 'Act") (jointly, the "Applicants"), have filed an application/declaration under Section 12(d) of the Act and Rule 44 thereunder.

     The Applicants seek Commission authorization to sell NYSEG's 18 percent ownership interest in the Nine Mile Point Unit No. 2 nuclear generating station ("NMP2"), located in Scriba, New York, to Constellation Energy Group, Inc. ("CEGI") and Constellation Nuclear, LLC ("CNLLC"). Pursuant to a December 11, 2000, Asset Purchase Agreement between NYSEG, Niagara Mohawk Power Corporation, Rochester Gas and Electric Corporation and Central Hudson Gas & Electric Corporation, as Sellers, and CEGI and CNLLC, as Buyers, NYSEG proposes to transfer to Nine Mile Point Nuclear Station, LLC, a subsidiary of CNLLC, its 18 percent interest in NMP2, together with certain real, personal and intangible property associated with that asset, and certain obligations and liabilities. The proposed sale of utility assets does not involve the acquisition of securities.

     The closing for the proposed sale is scheduled to take place at the later of July 1, 2001, or as soon as all requisite regulatory approvals have been obtained. The closing is subject to the Applicants receiving the requisite approval of the Commission.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.


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